ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUCEMENT TO THE MARKET In compliance with Official Letter No. 7/2020-CVM/SEP, Itaú Unibanco Holding S.A. (“Company”) announces to its stockholders and the market in general that the Company’s executives will join the live event “Itaú Day 2023”, about “Itaú Unibanco's business evolution”. Participants: Co-chairmen of the Board of Directors: Pedro Moreira Salles and Roberto Setubal All members of the Executive Committee: Alexandre Grossmann Zancani, Alexsandro Broedel, André Rodrigues, Carlos Constantini, Carlos Vanzo, Flavio Souza, José Vita, Marina Bellini, Matias Granata, Milton Maluhy Filho, Pedro Lorenzini, Ricardo Guerra and Sergio Fajerman. Group Head of Investor Relations and Market Intelligence: Renato Lulia Jacob Date and time: June 15, 2023. From 8 am to 11:30 am (EDT). Fully digital event. Links to access: https://live.popcast.com.br/itauday2023/Default_eng.aspx https://www.itau.com.br/investor-relations https://www.youtube.com/BancoItau Additionally, we are forwarding attached the screenshots that will be presented at the event. São Paulo (State of São Paulo), June 15, 2023. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

ANNOUCEMENT TO THE MARKET

In compliance with Official Letter No. 7/2020-CVM/SEP, Itaú Unibanco Holding S.A. ("Company") announces to its stockholders and the market in general that the Company's executives will join the live event "Itaú Day 2023", about "Itaú Unibanco's business evolution".

Participants:
Co-chairmen of the Board of Directors: Pedro Moreira Salles and Roberto Setubal
All members of the Executive Committee: Alexandre Grossmann Zancani, Alexsandro Broedel, André Rodrigues, Carlos Constantini, Carlos Vanzo, Flavio Souza, José Vita, Marina Bellini, Matias Granata, Milton Maluhy Filho, Pedro Lorenzini, Ricardo Guerra and Sergio Fajerman.
Group Head of Investor Relations and Market Intelligence: Renato Lulia Jacob

Date and time:
June 15, 2023. From 8 am to 11:30 am (EDT).

Fully digital event. Links to access:
https://live.popcast.com.br/itauday2023/Default_eng.aspx
https://www.itau.com.br/investor-relations
https://www.youtube.com/BancoItau

Additionally, we are forwarding attached the screenshots that will be presented at the event.

São Paulo (State of São Paulo), June 15, 2023.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence

Itaú Day 2023

São Paulo, June 15th 2023

Itaú Unibanco Holding S.A.

Institutional

Itaú Day 2023
São Paulo, June 15th 2023

Itaú Unibanco Holding S.A.

Itaú

Finance
Alexsandro Broedel

Itaú Day 2023
São Paulo, June 15th 2023

~ 1,600 initiatives since 2019

Since 2019
+ R$ 5 bn
efficiency gains

Efficiency ratio

2019-2023


46.3%
39.8%
1Q19
1Q20
1Q21
1Q22
1Q23

Partner with clients in the transition to a low-carbon economy

Itaú Unibanco Holding S.A.

Risks
Matias Granata

Itaú Day 2023
São Paulo, June 15th 2023


15x
more
data

Data to
support decisions

Sustainable
efficiency

Awareness

To be where the customer is

Itaú Unibanco Holding S.A.

Legal, ESG and Corporate Affairs
José Vita

Itaú Day 2023
São Paulo, June 15th 2023

AI ~ 70 thousand documents per month

AI

+ 99% of assertiveness

Cost reduction

- 5% in civil
- 19% in labor

Climate transformation embedded in the client context

Itaú Unibanco Holding S.A.

People, Marketing and Corporate Communication Sergio Fajerman

Itaú Day 2023
São Paulo, June 15th 2023

+ 20 thousand
people in communities

We value diversity and inclusion

Ambition until 2025

35% to 40% of women in leadership

27% to 30% of black people

Actual

34.6%
Women in leadership

26.7%
Black people

New hirings

50% Women

40% Black people

To be an ituber is to generate a positive impact on society

Itaú Unibanco Holding S.A.

Individuals, Service and Operations

Itaú Day 2023
São Paulo, June 15th 2023

Itaú Unibanco Holding S.A.

Itaú

Wealth Management and Services
Carlos Constantini

Itaú Day 2023
São Paulo, June 15th 2023

Investments global NPS
+ 18 points

Likert Superapp


60.5%
62.9%
81.3%
78.0%
Dec-21
May-22
Dec-22
Feb-23

Private NPS
+ 19 points

Value in

the Integrated Investment Ecosystem


Investment Solutions
Investment distribution
Content and Education
Customer
Origination
Investment Services
Asset Management

íon
Itaú

+ 3 thousand
investment
options

Itaú Unibanco Holding S.A.

Retail Banking and Insurance
Carlos Vanzo

Itaú Day 2023
São Paulo, June 15th 2023

Global view of customer needs

Omnichannel and phygital model

415 digital branches in Brazil

- WhatsApp
- E-mail
- Phone
- Chat
- Click to human
- Bankline
- Mobile banking
  100% of features in the App

New Operating Model

Engagement

Revenues: + 10x

NPS: + 8 points

Engaged and loyal customers:

+1.5 million

YoY Mar-23

NPS Personnalité
+ 11 points

NPS Uniclass
+ 12 points

+ 40%
in insurance sales
in the last 2 years

60% growth in digital channels

Itaú Unibanco Holding S.A.

Operations
Marina Bellini

Itaú Day 2023
São Paulo, June 15th 2023

Insurance claims
80% less documents
NPS + 25 points

Auto loans

70% of disbursements within 1 minute

Individuals brokerage account **in 4 clicks**

Call center
68% made by AI

650 million
proactive calls per year

Itaú Unibanco Holding S.A.

Retail Banking Products and Credit
Alexandre Zancani

Itaú Day 2023
São Paulo, June 15th 2023


Break silos

Innovation
always
tested

- Pula Parcela
- Cartão Click
- Itaú Shop

One Itaú

100% of the solutions for 100% of the customers


Mortgage NPS
+ 50 points
in 2 years

Mortgage customer

+ cross sell
+ engagement

2x more result

Itaú Unibanco Holding S.A.

Itaú

Companies, Latin America and Technology

Itaú Day 2023
São Paulo, June 15th 2023

Itaú Unibanco Holding S.A.

Itaú BBA
Flavio Souza

Itaú Day 2023
São Paulo, 15 de junho de 2023

Best Regional Cash
Manager Latam

Euromoney | 2022
nominated by the 5th time

Best Investment Bank Brazil

Global Banking & Finance Review 2023

1st place

Ranking IB
Fee Pool Total Brazil
FY2022

NPS
81 points

Itaú BBA

42% of Itaú's earnings before tax in 2022

Agribusiness represents 25% of GDP in 2022

Agribusiness niche
Created at the end of 2019

NPS
79 points

Agribusiness niche

2019: 30 employees

2023: 700 employees

Clients

~4 thousand

Tech Niche

1,500 companies with exponential potential growth

Only Latin American Bank on the Dow Jones Sustainability Index since 1999

Best Corporate Sustainability Strategy:

Bank ESG Investing 2023

Most Innovative ESG Product:

Bank ESG Investing 2023

Itaú Unibanco Holding S.A.

Small and Medium Enterprises
André Rodrigues

Itaú Day 2023
São Paulo, June 15th 2023

Retail Companies
20% of Itaú's earnings before tax in 2022

RAROC > 35%

Potential clients
3 to 4 times the actual base

Business Model in SMEs

Consistent evolution since 2014

\+ Structural elements

\+ Proprietary development

Significant differentiation

Main competitors
Non-Performing Loans
2 to 3 times
higher than
our level



+3x
+2x
2.3%
Player 1
Player 2
Itaú

Credit Portfolio
R$ billion


161
66
Itaú
Player 1
Player 2
Player 3
2015
2017
2019
2021
2023

Market leadership

+ 13%
CAGR 15-22

+ 145%
vs 2015
Market grew 45% in the same period

71% of the portfolio concentrated in medium-sized companies



Itaú
+20 p.p.
Market
71%
25%
4%
2022
52%
33%
14%
2022
Medium companies
Small companies
Micro companies

+ 60% of engaged customers

Engaged: most of the customer's financial needs at Itaú



Engagement machine
Best in class platform
Smooth channel orchestration
Best conversation
Incentives and business method
Sales force tools
Unprecedent productivity levels
+3.9x productivity
jan-21 vs. jan-23

Banking + Acquiring combined

Itaú

rede
Itaú

Value proposition
100% digital


Wholesale
SMEs
Microentrepreneur

Projeto Atlas

+ 5x
offer conversion

Itaú Unibanco Holding S.A.

Itaú

Global Markets, Treasury and Latam
Pedro Lorenzini

Itaú Day 2023
São Paulo, June 15th 2023

Latin America
net income
~R$ 800 million
+19.4% vs 4Q22

NPS
Chile and Uruguay
1st place in 2022

Itaú Unibanco Holding S.A.

Technology
Ricardo Guerra

Itaú Day 2023
São Paulo, 15 de junho de 2023

Efficiency


Quality
Design
Data and AI
Costumer
Product
Technology
Efficiency
Speed

-98%

in high impact incidents compared to 2018

-31%

in the cost
of single transaction
compared to 2020

-38%

in the average time
to develop solutions
compared to 2021

Itaú Day 2023

São Paulo, June 15th 2023